Exhibit 99.1

NEWS RELEASE
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LAKE SHORE GOLD ANNOUNCES FILING OF ANNUAL INFORMATION FORM AND FORM 40-F

TORONTO, ONTARIO-- (Marketwired – March 30, 2016) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced that the Company has filed its Annual Information Form with Canadian securities regulators on SEDAR, and filed its Annual Report on Form 40-F with the United States Securities Exchange Commission on EDGAR.
Copies of these documents are available through the Company's website at www.lsgold.com. Hard copies may be requested, free of charge, by calling 416-703-6298 or via email using the Contact link on the Company's website.

About Lake Shore Gold
Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
 Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com